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Exhibit 99.4

IMPORTANT:    By completing and returning this voting instruction card on or before 3:00 p.m. (New York Time) on August 6, 2004, the undersigned registered holder of American Depositary Receipts and/or beneficial holder of American Depositary Shares hereby:

            (1)       authorises the disclosure to Bookham Technology plc of the name and address of such Bookham holder together with details of the holder's instructions on this voting instruction card;

            (2)       consents to be lent and registered on the register of members of Bookham Technology plc (either in his/her name or through a nominee) as holder of one ordinary share of Bookham Technology plc (the "Bookham Share"); and

            (3)       appoints the Company Secretary of Bookham Technology plc or such other person as may be nominated by the board of directors of Bookham Technology plc as the holder's attorney-in-fact to (i) appoint (or authorise the appointment of) a proxy to vote the Bookham Share at the Shareholder Court Meeting and the Extraordinary General Meeting in accordance with the instructions on this voting instruction card, and in the absence of such instructions at the discretion of the proxy (who will vote to approve the Scheme of Arrangement dated 8 July 2004), and (ii) sign any necessary documentation to initially borrow and thereafter transfer the Bookham Share back into the name of the lender of the Bookham Share after the Shareholder Court Meeting and Extraordinary General Meeting.

DETACH PROXY CARD HERE

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.	☒ Votes must be indicated (x) in Black or Blue ink.

Please vote in relation to both the Extraordinary General Meeting and the Shareholder Court Meeting

EXTRAORDINARY GENERAL MEETING			SHAREHOLDER COURT MEETING
	FOR	AGAINST		FOR	AGAINST
Resolution 1	☐	☐	To approve the Scheme of Arrangement dated 8 July 2004.	☐	☐
Resolution 2	☐	☐
Resolution 3	☐	☐
To change your address, please mark this box. ☐

SCAN LINE

The Voting Instruction card must be signed by the registered holder of American Depositary Receipts and/or the beneficial holder of American Depositary Shares. In the case of a Corporation, the Voting Instruction card must be executed by a duly authorised Officer or Attorney.

			Date Share Owner/Beneficial Owner sign here		Co-Owner sign here

Bookham Technology plc

NOTICES OF THE EXTRAORDINARY GENERAL MEETING AND THE SHAREHOLDER COURT
MEETING RELATING TO THE SCHEME OF ARRANGEMENT DATED JULY 8, 2004

Instructions to The Bank Of New York, as Depositary
(Must be received prior to 3:00 p.m. (New York Time) on August 6, 2004)

The undersigned registered holder of American Depositary Receipts and/or beneficial holder of American Depositary Shares hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities of Bookham Technology plc represented by such Receipt or held in the name of the undersigned as of the close of business July 6, 2004, at the Extraordinary General Meeting of Bookham Technology plc to be held at 10:00 a.m. and the Shareholder Court Meeting of Bookham Technology plc to be held at 10:10 a.m. (or as soon thereafter as the Extraordinary General Meeting shall have concluded or adjourned), both to be held at The Oxford Centre, 333 Banbury Road, Oxford OX2 7PL on August 16, 2004 in respect of the resolutions specified on the reverse.

NOTE:

    The Depository shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions or deemed instructions. If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depository Shares evidenced by such Owner s Receipts on or before the Instruction Date, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Issuer with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Issuer to vote such Deposited Securities.

            BOOKHAM TECHNOLOGY PLC
            P.O. BOX 11230
            NEW YORK, N.Y. 10203-0230

To include any comments, please mark this box.        ☐

    Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

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  Exhibit 99.4